SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  December, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News release on Levack No. 2 Shaft Reconditioning dated

December 13, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 13, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

RECONDITIONING OF LEVACK No.2 SHAFT PROCEEDING

TORONTO, Ontario – December 13, 2004 – FNX Mining Company Inc. (FNX-TSX/AMEX) and Dynatec Corporation (DY-TSX) announce that the Sudbury Joint Venture (“SJV”) has signed the Levack Mine Surface Rights Interest and Services Agreement with Inco Limited and is proceeding with an $8 million reconditioning program for the Levack No.2 Shaft.  Preparatory surface work is already underway at the Levack No. 2 head frame, collar house and hoisting plant, and utilities and general surface services are being restored to the Levack property.

The Levack Surface and Services Agreement formalizes arrangements whereby Inco will provide the Levack Mine with surface access and similar services as it currently provides at the SJV’s adjoining and currently producing McCreedy West Mine.

The Levack Mine operated from 1937 to 1999 and produced 60.5 million tons of ore grading 2.0% nickel and 1.3% copper. Since its closure in 1999, the 3,915 ft, multi compartment, vertical No.2 Shaft and the extensive underground workings have been kept dry and pumped out to the 2600 Level. The considerable surface and underground infrastructure and access to underground workings at Levack represents significant value for the SJV.

The SJV has conducted extensive surface and underground drilling on the Levack property and previously reported five million tons of measured and indicated resources grading 1.9% nickel and 0.9% copper and one million tons of inferred resources grading 2.0% nickel and 1.0% copper (see September 4, 2003 FNX and Dynatec press release).

The SJV announced a temporary suspension of surface work at Levack on November 1, 2004 due to the detection of elevated carbon monoxide and sulphur dioxide gas levels coming from the Levack No.2 Shaft. The elevated gas levels at the shaft returned to normal within a few days and surface work resumed shortly thereafter.

The restoration and reconditioning of the Levack No.2 Shaft will commence immediately following the completion of this surface work. Based on the work completed to date and subject to underground inspection of the shaft and the Levack mine openings, the rehabilitation of the Levack No.2 Shaft is expected to be completed in the third quarter of 2005.

Concurrently with the rehabilitation of the shaft, production levels accessed from the shaft will also be examined and rehabilitated as access to these levels becomes available. Establishing this underground access will allow ongoing evaluation and detailed drilling of the unmined 1300, 1900 and No.7 Extension Deposits and the numerous remnants and extensions in previously mined areas.

Pending a favourable production decision, it is anticipated that development ore will be produced before the end of 2005 and that the Levack Mine will be back into production early in 2006.

Sudbury Joint Venture – General

The Sudbury Joint Venture is owned 75% by FNX and 25% by Dynatec Corporation. The SJV properties (McCreedy West, Levack, Victoria, Podolsky (formerly Norman) and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Dynatec (see February 3, 2002 FNX and Dynatec press release). For a detailed description of the properties and previous work, please go to the FNX website “www.fnxmining.com” and refer to FNX’s Annual Information Form dated March 23, 2004.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the Sudbury Joint Venture’s exploration data and analytical results, including the bulk sampling program. Please see the July 16, 2003 press release for a description of sample preparation and assay procedures for the SJV. Dynatec is the mine operator for the Sudbury Joint Venture.  Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec’s Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture.

Forward-Looking Statements

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,

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